Exhibit 4.1 Form of Notes issued in 2004 and 2005 Private Placement Offerings

FORM OF
PROMISSORY NOTE ISSUED WITH RESPECT TO
2004 AND 2005 PRIVATE PLACEMENT OFFERINGS

$_____________	, 2004/5
Date

FOR VALUE RECEIVED, Tankless Systems Worldwide, Inc., a Nevada corporation ("Borrower"), promises to pay ________________________, or his assignee, the principal sum of ___________________________ Dollars ($_____________), plus annual interest at the rate of ten percent (10%). Interest on this Promissory Note shall be due and payable on April __, 2004, July __, 2004, October __, 2004 and January __, 2005. This Promissory Note shall mature and the principal amount hereof shall be due and payable on  [1 yr from date of issue] . Said principal and interest shall be payable at 14500 N. Northsight Boulevard, Suite 101, Scottsdale, Arizona 85260, or at such other place as the payee, or legal holder or owner (hereinafter referred to as the "Holder") of this Promissory Note may from time to time designate in writing.

As additional interest to Holder, upon payment of the principal sum hereof the Borrower shall issue to the Holder restricted shares of Borrower's Common Stock equal to one-half share for each $1.00 advanced by Holder pursuant to this Promissory Note.

The principal of this Promissory Note may be prepaid in whole or in part at any time without penalty. Any partial prepayment shall be applied against the accrued interest outstanding, if any, and shall not extend or postpone the due date of the principal and interest described above, unless the Holder of this Promissory Note shall otherwise agree in writing.

If the Maker shall, prior to the maturity date of this Promissory Note, as set forth in the first paragraph hereof, issue shares of its common stock for cash in an amount in excess of $500,000 in the aggregate (“Equity Financing”), then in such event, the maturity date of this Promissory Note shall automatically accelerate, without the necessity of any action on the part of the Holder, and the principal amount hereof, together with all accrued but unpaid interest hereon, shall be immediately due and payable out of the proceeds of such Equity Financing.

It is agreed that if this Promissory Note is not paid when due as described herein, the Holder hereof shall be issued, on or before twenty-one (21) days following its maturity date, restricted shares of Borrower's Common Stock at the value of $1.00 per share as full payment of the outstanding principal and accrued interest on this Promissory Note (i.e., 25,000 shares for $25,000 of principal). [Note: Beginning with Bridge Loans made after August 15, 2004, this paragraph was not included in the Promissory Notes issued.]

The maker and endorsers hereof severally waive presentment for payment, protest, notice of non-payment and of protest, and agree to any extension of time of payment and partial payments before, at or after maturity, and if this Promissory Note or interest thereon is not paid when due, or suit is brought, agree to pay all reasonable costs of collection, including a reasonable amount of money for attorney's fees.

This Promissory Note shall be construed and interpreted in accordance with the laws of the State of Arizona.

IN WITNESS WHEREOF, Tankless Systems Worldwide, Inc. has caused this Promissory Note to be executed on ______________, 2004/5 by its duly authorized President.

Tankless Systems Worldwide, Inc.

By:
Thomas Kreitzer, Chief Executive Officer